Exhibit 99.1

Syneron(TM) Acquires San Diego-Based Inlight Corp.

YOKNEAM, ISRAEL--(Marketwire - November 04, 2008) - Syneron™ Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced it has signed an agreement to acquire San Diego-based laser technology development and research firm, Inlight Corp. Specific terms of the transaction were not disclosed.

As part of the agreement, Inlight President and co-founder Shlomo Assa will join the Syneron management team. Assa brings deep experience in the laser device industry, previously holding positions at Laser Industries Ltd. and other companies. In addition, Assa holds multiple U.S. patents for laser-based technology.

"With the expertise offered by Inlight, we have assembled a powerful team for enhancing the capabilities, applications and success of laser technology for our customers and partners," said Syneron CEO Doron Gerstel. "This acquisition represents an important expansion of our product development presence in the United States and serves as a foundation for our commitment to improve and continue to diversify our product offerings. Utilizing Inlight's innovative technology, Syneron will develop and release unique and highly competitive skin rejuvenation products, with the first expected to be launched in 2009."

Syneron continues to diversify the company's deep product lineup with the introduction of proprietary products and technology. The Inlight acquisition is the second major product/technology investment for Syneron in 2008. In February, Syneron invested in Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up, to develop an advanced whole skin complexion whitening treatment.

"The combination of Syneron's reputation for producing safe, effective and quality aesthetic laser devices and its experienced executive leadership team attracted our company to join with Syneron in the production of progressive aesthetic laser device technology," said Shlomo Assa.

For more information, please visit http://www.syneron.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications for facial and body shaping applications Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Irvine, Calif., and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, Matrix IR, Matrix RF, VelaShape, LipoLite and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
+972 (54) 646-1688
ir@syneron.com

Elin Nozewski
Airfoil PR for Syneron
(248) 304-1412
nozewski@airfoilpr.com